Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES FOURTH QUARTER AND FULL YEAR 2005
FINANCIAL AND OPERATING RESULTS

Calgary, March 9, 2006 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest") is pleased to announce the release of its fourth quarter and year ended December 31, 2005 financial and operating results. The audited financial statements, notes and MD&A are filed on SEDAR or are available on Harvest's website on the 'Financial Information – Financial Reports' page. All figures reported herein are Canadian dollars unless otherwise stated.

Strategic Highlights:

  Harvest achieved accretive growth in 2005 on the key measures of cash flow per unit, debt adjusted reserves per unit, debt adjusted production per unit, and reserve life index ("RLI"), while reducing its debt leverage.
  Cash flow increased to $1.84 per Trust Unit ($96.4 million) for the fourth quarter of 2005 compared to $1.31 per Trust Unit ($52.9 million) for the prior year. Cash flow for the year ended December 31, 2005 increased to $6.66 per Trust Unit ($309.8 million) compared to $4.94 per Trust Unit ($123.7 million) for the prior year.
  Proved plus probable ("P+P") reserves per Trust Unit increased 11% year over year on a debt adjusted basis, a strong indicator of value generation especially given that reserve life index (RLI) also increased over the same period from 7.9 to 9.4, after giving effect to the merger with Viking Energy Royalty Trust ("Viking").
  Average daily production in 2005 increased 59% to 36,571 (BOE/per day). Fourth quarter 2005 production increased 5% to 38,834 BOE/d compared with the fourth quarter of 2004. On a debt adjusted basis, year over year exit production per million Trust Units increased 1.5% from 594 BOE/d to 603 BOE/d, another key measure of Harvest's sustainability.
  Based on development capital spending of $120.5 million in 2005, Finding & Development (F&D) costs, before changes in future development capital ("FDC"), were $10.73 per BOE on a P+P reserve basis, and $11.80 per BOE on a Total Proved basis. Including FDC, the P+P and Total Proved reserves, F&D costs are $13.10 per BOE and $15.17 per BOE, respectively.
  Harvest increased distributions by 75%, from $0.20 to $0.35 per trust unit during 2005 and led the performance of the conventional energy royalty trusts with a total return to unitholders of 76% for the year. This return is comprised of 62% capital appreciation and 14% from cash distributions, significant value creation for unitholders.
  Harvest's balance sheet and financing flexibility improved with debt to annualized cash flow of 0.9 times at December 31, 2005 compared with 1.9 times at the end of 2004, and securing a $750 million, 3 year term credit facility. Harvest plans to syndicate this facility and increase it up to $900 million by the end of March.
  Harvest's trust units were listed for trading on the New York Stock Exchange ("NYSE") during 2005, which has improved trading liquidity for all unitholders, and increased access to the U.S. capital markets. Harvest's strong balance sheet, combined with its largely undrawn credit facility and NYSE listing, provide the financial flexibility needed to continue pursuing value-adding acquisition opportunities.
  Finally, Harvest and Viking successfully concluded a plan of arrangement effective February 3, 2006. Following the arrangement, Harvest is one of Canada's largest energy royalty trusts with a balanced production base (50% light/medium oil, 25% heavy oil and 25% natural gas) and significant long-term development opportunities.

Financial & Operating Highlights

The table below provides a summary of Harvest's financial and operating results for the three and twelve month periods ended December 31, 2005 and 2004.

	Three months ended		Twelve months ended
		December 31		December 31
	2005	2004(4)	2005	2004(4)
FINANCIAL ($000s except where noted)
Revenue, net(1)	174,383	108,969	436,452	212,118

Cash Flows(2)	96,431	52,870	309,843	123,710
Per Trust Unit, basic(2)	$1.84	$1.31	$6.66	$4.94
Per Trust Unit, diluted(2)	$1.81	$1.18	$6.35	$3.97
Net income	75,638	11,600	104,946	11,241
Per Trust Unit, basic	$1.45	$0.29	$2.25	$0.45
Per Trust Unit, diluted	$1.42	$0.27	$2.19	$0.43

Distributions declared, per Trust Unit	$1.05	$0.60	$3.20	$2.40
Payout ratio (2)(3)	57%	47%	50%	52%
Capital asset additions (excluding acquisitions)	39,476	8,873	120,508	42,662
Trust Units outstanding, end of period	52,982,567	41,788,500	52,982,567	41,788,500

Operating netback (/BOE)(2)(5)	$33.68	$23.90	$32.47	$24.14

Total daily sales volumes (BOE/day)	38,834	37,215	36,571	23,136

As at December 31, 2005	Harvest and Viking Combined		Harvest Standalone
RESERVES (MBOE)	Gross	Net	Gross	Net
Proved reserves	151,591	131,882	87,731	77,557
Probable reserves	54,663	47,175	31,946	27,984
Total proved plus probable (P+P) reserves	206,254	179,057	119,677	105,541

(1) Revenues are net of royalties and realized and unrealized losses on risk management contracts.

(2) These are non-GAAP measures; please refer to "Non-GAAP Measures" as described in the MD&A for the year ended December 31 2005.

(3) Ratio of distributions to Cash Flows, excluding special distribution settled with Trust Units in March 2005.

(4) Restated to reflect the adoption of new CICA recommendations to account for convertible debentures and exchangeable shares. See Note 3 to the Consolidated Financial Statements for the year ended December 31, 2005.

(5) Petroleum and natural gas sales, net of royalties and net of operating costs, including realized gain on electricity risk management contracts.

Message to Unitholders

Harvest continued to generate value for unitholders in 2005. We successfully closed the Hay River property acquisition, adding approximately 5,200 BOE/d of production at favorable acquisition metrics (approximately $46,000 per BOE/d, $13.15 per P+P reserves and recycle ratio of 2.8 times). This property has contributed strong netback production and will be an important area for Harvest's development program in 2006 and beyond. Opportunity exists for valuable future development opportunities to increase production and reserves from this property.

We also expanded our reach into the U.S. with the listing of our trust units on the New York Stock Exchange ("NYSE"). Since listing on July 21, 2005, our trading liquidity has almost doubled.

Harvest merged with Viking Energy Royalty Trust on February 3, 2006. A significant driver behind combining these two organizations was to capture the synergy of our similar strategies to creating value. Integration of the two entities is proceeding smoothly, having already completed a physical move to bring our Calgary office staff together into operating and administrative teams.

Harvest's larger market capitalization and liquidity will make its units more attractive to U.S. investors. We have successfully secured a new $750 million credit facility that provides Harvest with more flexible and favorable terms than was possible as a smaller entity. Harvest anticipates increasing the size of this facility following syndication in March, leaving an undrawn balance in excess of $700 million which can be used to carry out acquisitions.

In addition to acquisition opportunities, we have developed numerous internal development opportunities and a significant land base. With more than 700 drilling locations identified to date, our strong technical teams can leverage our demonstrated capital efficiency strengths to improve recovery factors, and further the ultimate goal of maintaining or increasing cash flow per unit.

For 2006, Harvest's internal capital development program is expected to total approximately $250 million, with a focus on our core areas of Markerville, Hay River, Southeast Saskatchewan and Hayter. We expect to drill between 240 and 280 gross wells and will continue to focus our efforts on production increases, reserve recovery optimization and cost reduction initiatives.

Production volumes in 2006 are expected to average approximately 60,000 BOE/d, which is based on one month of Harvest standalone, and eleven months of combined production. We expect our royalty rate as a percentage of revenue to average 19.5%. Like all oil and natural gas producers, Harvest is faced with rising operating costs, especially for power, but through our existing power hedges and cost reduction activities, our 2006 average operating expenses per BOE are expected to be approximately $10.00. Hedging remains a key part of our strategy to sustain distributions to unitholders, and we have contracted for downside price protection on approximately 55% of our total crude oil production volumes in 2006. All of our crude oil price risk management contracts are designed to provide upside participation while ensuring downside protection.

In 2005, Harvest generated a total return to unitholders of 76%. Since inception to the end of 2005, Harvest has paid $8.20 in distributions per unit which is greater than our initial public offering price of $8.00 per unit. We plan to continue to move forward and build on these past successes with our internal development inventory and highly skilled technical teams.

Harvest will be hosting a conference call and Webcast to discuss our fourth quarter and full year 2005 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on March 10th, 2006. Callers may dial 1-866-902-2211 (international callers or Toronto local dial 416-695-5259) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-888-509-0081 (international callers or Toronto local dial 416-695-5275). No passcode is required.

Webcast listeners are invited to go to the Investor Relations – Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest is one of Canada's largest conventional oil and natural gas trusts, actively managed to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Distributions to unitholders are based on cash flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest Trust Units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY

Certain information in this press release, including management's assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest's regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

John Zahary	Robert Fotheringham
President & CEO	Vice President, Finance & CFO

Cindy Gray
Investor Relations Advisor

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca